NO ACT

PG
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010476

January 20, 2010


Received SEC
JAN 20 2010
Washington, DC 20549

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-20-2010

Re: Occidental Petroleum Corporation
Incoming letter dated December 21, 2009

Dear Ms. Peterson:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Occidental by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 21, 2009

The proposal calls for the directors to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account."

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(2) because it may cause Occidental to breach existing compensation agreements. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides Occidental with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

 OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 21, 2009

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Request for Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Mr. Robert D. Morse, attached hereto as Exhibit A (the "Proposal"), may be omitted from the proxy materials for the Company's 2010 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal is that the Occidental "Directors eliminate all remuneration for any one of Management in an amount above $500,000 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments."

The Proponent submitted a substantially similar proposal in 2006, which the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurred could be omitted from the Company's proxy statement unless certain changes were made by the Proponent. The Proponent has not made any of the changes recommended by the Staff. Therefore, the Company believes that the rationale for the Staff's response to that no-action request (*Occidental Petroleum Corporation*, February 16, 2006, attached hereto as Exhibit B) remains unchanged. Following is the explanation of the grounds for omitting the Proposal.

Rule 14a-8(i)(2)

Occidental believes the Proposal may be properly omitted from its Proxy Materials under Rule 14a-8(i)(2) because the Proposal would, if implemented, require the Company to breach the Company's existing agreements, thereby causing the Company to violate state law.

Under Rule 14a-8(i)(2), a company may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Given that contracts are a matter of state law, the Staff has noted that "proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2)... because implementing the proposal would require the company to violate applicable law..." See Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has concurred on numerous occasions that stockholder proposals that would cause a company to breach outstanding agreements, such as employment contracts or option agreements, could be excluded from the company's proxy materials. See *Bank of America* (February 26, 2008) *The Gillette Company* (March 10, 2003), *Sensar Corporation* (May 14, 2001), and *International Business Machines Corp.* (February 27, 2000).

The Proposal may be excluded because implementation of the Proposal would result in the Company breaching employment agreements that it has entered into with (i) Dr. Ray R. Irani, the Company's Chairman and Chief Executive Officer (the "Irani Employment Agreement"); (ii) Mr. Stephen I. Chazen, the Company's President and Chief Financial Officer (the "Chazen Employment Agreement"), and (iii) Mr. Donald P. de Brier, the Company's Executive Vice President, General Counsel and Secretary (the "de Brier Employment Agreement" and, together with the Irani Employment Agreement and the Chazen Employment Agreement, the "Employment Agreements"). The Irani Employment Agreement, the Chazen Employment Agreement and the de Brier Employment Agreement are attached hereto as Exhibit C, Exhibit D and Exhibit E, respectively.

The Proposal requires "that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year." The Irani Employment Agreement provides, in pertinent part, for "an annual salary at the minimum rate of $1,300,000..." The Chazen Employment Agreement provides, in pertinent part, for compensation to be "at a rate of not less than eight hundred thousand dollars ($800,000) per annum..." The de Brier Employment Agreement provides, in pertinent part, for compensation to be "at a rate of not less than five hundred fifty-one thousand dollars ($551,000) per annum..."

In addition, Section 11 of the Irani Employment Agreement, Section 6 of the Chazen Employment Agreement, and Section 7 of the de Brier Employment Agreement provide for severance payments in the event of termination in certain circumstances.

Finally, the Irani Employment Agreement provides that, "EMPLOYEE shall be entitled during his employment hereunder, to all rights and benefits for which he is otherwise eligible under any group life insurance, medical and dental care (including coverage for EMPLOYEE's spouse and children), disability, retirement, personal savings account, deferred compensation and other plans or benefits which COMPANY or its subsidiaries may provide for employees and other senior executives...." The Chazen Employment Agreement provides that "Employee shall be eligible to participate in all benefit programs and under the same terms and conditions as are generally applicable to salaried employees and senior executives of Employer during the term of this Agreement." The de Brier Employment Agreement provides that "Employee shall be eligible to participate in all benefit programs and under the same terms and conditions as are generally applicable to salaried employees and senior executives of Employer during the term of his employment and as otherwise provided in this Agreement." The Company makes yearly contributions to "retirement accounts" under the Company's qualified defined contribution plans and the nonqualified defined contribution plan, which are retirement "benefit programs... generally applicable to salaried employees and senior executives of Employer."

None of the Employment Agreements permit the Company to amend unilaterally the terms of such agreement (including provisions concerning annual salary, severance and benefit plans). Finally, each of the Employment Agreements, by its terms, is governed by California law.

Accordingly, since each of the Employment Agreements provides not only for compensation in excess of $500,000, but also for severance and participation in the Company's benefit plans (including retirement plans), the implementation of the Proposal would require the Company's Board of Directors either (i) to amend each of the Employment Agreements to comply with the Proposal recommendations, or (ii) to cause the Company to cease complying with certain obligations under the Employment Agreements. However, as the Company may not unilaterally amend the Employment Agreements, in my opinion as a member of the California bar, such amendments (in the absence of consent from the applicable counterparty, which consent has not been given) would result in a breach of the Employment Agreements under California law. Similarly, the Company's failure to perform its duties under the Employment Agreements would constitute an actionable breach under California law.

In sum, the Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(2) because, as discussed above, the implementation of the Proposal would result in the Company breaching the Employment Agreements.

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Morse with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is attached as Exhibit F.

Also attached are copies of the no-action letters referenced herein.

Occidental plans to begin mailing its proxy materials on or about March 23, 2010. Accordingly, we would appreciate receiving your response no later than March 5, 2010, in order to give Mr. Morse sufficient time to alter the Proposal (if the Commission decides to allow him to do so) and to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Mr. Robert D. Morse

EXHIBIT A

Robert D. Morse

FISMA & OMB Memorandum M-07-16

August 1, 2009

FISMA & OMB Memorandum M-07-16

E-mail ***FISMA & OMB Memorandum M-07-16***

2009

Office of The Secretary
Occidental Petroleum Corp.
10889 Wilshire Blvc.
Los Angeles, CA 9002

Dear Secretary:

I, Robert D. Morse, of ***FISMA & OMB Memorandum M-07-16***, owner of $2000.00 or more of company stock, for over one year, wish to present a proposal to be printed in the Year 2010 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

Note: Should your firm already be supplying an "Against" voting section in the "Vote for Directors", please omit the sections in parenthesis.

The Proof of Ownership of $2000.00 value, and holding such for at least 1 year, the agreement to hold stock until after the meeting date, regardless of market conditions might be required by the S.E.C. Since most corporations have endorsed elimination of certificates, holding in street, or broker's name has proliferated. A few companies asked to provide a letter from my broker, as the S.E.C. "Rules" will not permit acceptance of the monthly report showing date of purchase, and latest report showing stock holdings. **The S.E.C is insulting the integrity of all brokers in the industry**. To prove how ridiculous this "Rule" is, the broker uses the same computer report information as given me to provide the letter of confirmation ! It is also an intrusion on their time and of no interest to them.

Note: In previous presentations of Proposals, only a few corporations with an "anti-attitude" have used their money saving rights of "non issuance of Certificates" as a wedge to delay a Proponent's work by using the S.E.C. "Rule" permitting such. One company, used outside legal counsel, whom presented a near ½ inch report to the S.E.C. and myself, to increase their charges, which diminish earnings. There is no regard for the National Paperwork Reduction Act, while the S.E.C. still requires 6 copies by the presenter. Please be considerate. Thanks for not wasting money on outside counsel and paperwork, as I only received low voting support from shareowners through the past 20 plus years.

E-mail questionnaire just received from the S.E.C. and replied, regarding above and other issues.

Sincerely,

Robert D. Morse



Robert D. Morse

FISMA & OMB Memorandum M-07-16

August 1, 2009

PROPOSAL:

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONS:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

{The use of "Plurality" voting, is a scam to guarantee return of Management to office, and used only in the Vote for Directors after removing "Against", as far back as year 1975, placed in corporate registrations and also in 6 or more States Rules of largest Corporate Registration, perhaps by influence of Lobbyists.}

The only present way to reform excess remuneration at present is to vote "Against" all Directors until they change to lower awards. Several years ago, Ford Motor Company was first to agree with self to return this item, since followed by many but not all companies.

{The S.E.C. should require "Against" in the vote for Directors column, it being unconstitutional to deny our "Right of Dissent". In some Corporate and State filings, these may be referred to as "Laws", but showing no penalties, are therefore merely "Rules, which can be ignored or not applied. and cannot be defeated for election, even if one vote "For" is received by each, for the number of nominees presented.]

You are asked to take a closer look for your voting decisions, as Management usually nominates Directors, whom may then favor their selectors. The Directors are the group responsible for the need of this Proposal, as they determine remuneration..

Any footnote stating that signed but not voted shares will be voted "at the discretion of Management". is unfair, as the shareowner may only be wishing to stop further solicitations, and as, on other matters, can "Abstain". The voting rights are not given voluntarily by not voting.

Please vote "FOR" this Proposal, it benefits you, the owners of the Company.

Sincerely,

Robert D. Morse



R.D. Morse
FISMA & OMB Memorandum M-07-16


10¢
ALFRED E. SMITH
U.S. POSTAGE 3¢
UNITED STATES POSTAGE
UNITED STATES POSTAGE

444

Office of The Secretary
Occidental Petroleum Corp.
10889 Wilshire Blvd.
Los Angeles, CA 90024

900244213



EXHIBIT C

EX-10.1 2 a08-27414_1ex10d1.htm IRANI EMPL. AG. EX-10.1

Exhibit 10.1

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is entered into as of the 9th day of October, 2008, by and between OCCIDENTAL PETROLEUM CORPORATION, a Delaware Corporation ("COMPANY"), and DR. RAY R. IRANI ("EMPLOYEE").

WITNESSETH:

WHEREAS, EMPLOYEE, since June 16, 1983, has served as an officer of COMPANY, most recently as COMPANY'S Chairman and Chief Executive Officer pursuant to an agreement between EMPLOYEE and COMPANY dated February 10, 2005, as amended and restated effective July 19, 2007 (the "Prior Agreement"); and

WHEREAS, COMPANY desires to obtain the benefit of continued services by EMPLOYEE as Chairman and Chief Executive Officer, and EMPLOYEE desires to continue to render services to COMPANY; and

WHEREAS, the Board of Directors of COMPANY (the "Board") has determined that it is in COMPANY'S best interest and that of its stockholders to recognize the substantial contribution that EMPLOYEE has made and is expected to continue to make to COMPANY'S business and to retain his services in the future; and

WHEREAS, COMPANY and EMPLOYEE desire to set forth in this Agreement the terms and conditions of EMPLOYEE's continued employment with COMPANY, which Agreement represents and constitutes an amendment and restatement of the Prior Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

1. Term. This Agreement shall extend for a period of time (the "Term") which commenced on February 10, 2005 (the "Effective Date") and shall expire on the earlier of the date of COMPANY'S 2015 stockholder meeting or May 30, 2015, unless earlier terminated in

accordance with the provisions hereof. COMPANY shall employ EMPLOYEE, and EMPLOYEE shall serve COMPANY, in accordance with the provisions hereof, throughout the Term, unless such employment is earlier terminated in accordance with the provisions hereof.

2. Specific Position; Duties and Responsibilities. Subject to the provisions of this Agreement, COMPANY shall employ EMPLOYEE as Chairman and Chief Executive Officer, and EMPLOYEE shall serve COMPANY as Chairman and Chief Executive Officer and as a member of the Board. EMPLOYEE'S principal business address shall during such period be at COMPANY'S executive offices in Southern California or with EMPLOYEE'S consent in such other place as such offices are relocated. EMPLOYEE'S duties hereunder shall be the usual and customary duties of the offices in which he shall serve. EMPLOYEE shall have such executive power and authority as shall reasonably be required to enable him to discharge his duties in the offices which he may hold.

3. Services and Exclusivity of Services. During the Term, EMPLOYEE, except as otherwise expressly provided in this Section 3, shall devote his full business time and energy to the business affairs and interests of COMPANY and its subsidiaries, and shall use his best efforts and abilities to promote COMPANY's and its subsidiaries' interests.

EMPLOYEE may serve as a director or in any other capacity of any business enterprise, including an enterprise whose activities may involve or relate to the business of COMPANY, provided that such service is expressly approved by the Board. EMPLOYEE may make and manage personal business investments of his choice and serve in any capacity with any civic, educational or charitable organization, or any governmental entity or trade association, without seeking or obtaining approval by the Board, provided such activities and services do not materially interfere or conflict with the performance of his duties hereunder.

4. Salary. COMPANY shall pay EMPLOYEE an annual salary at the minimum rate of $1,300,000, which shall be payable in semimonthly installments in conformity with COMPANY'S policy relating to salaried employees. EMPLOYEE's salary shall be subject to annual increase (and, as part of across the board reductions for other officers of COMPANY, decrease) at the reasonable discretion of the Board and its Executive Compensation and Human Resources Committee ("Compensation Committee"). Salary increases may be paid, at the

discretion of the Compensation Committee, in cash or common stock of the Company, or a combination thereof.

5. Bonus. EMPLOYEE shall be entitled to an annual cash bonus in an amount to be determined at the reasonable discretion of the Board and its Compensation Committee pursuant to the terms of COMPANY's annual incentive plan for senior executives, as in effect from time to time. Bonus awards shall be paid in accordance with the terms of such plan.

6. Deferred Compensation. In the event, and to the extent, that EMPLOYEE has in the past, or may in the future, elect to participate in any Company-sponsored deferred compensation plan (whether or not subject to Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A")), it is intended that any election to defer compensation shall not be taken into account in the calculation of those of EMPLOYEE's rights and benefits under this Agreement that are based upon EMPLOYEE's salary or bonus or the sum thereof, and, to the extent such deferred amounts are taken into account, Employee shall be appropriately compensated; provided, however, that this provision is not intended to affect the time of payment or the conditions relating to deferral elections of any amounts subject to Section 409A.

7. Employee Benefits. EMPLOYEE shall be entitled during his employment hereunder, to all rights and benefits for which he is otherwise eligible under any group life insurance, medical and dental care (including coverage for EMPLOYEE's spouse and children), disability, retirement, personal savings account, deferred compensation and other plans or benefits which COMPANY or its subsidiaries may provide for employees and other senior executives (collectively, "Employee Benefits").

If EMPLOYEE'S employment is terminated hereunder, pursuant to Section 11(b), 11(c), or 11(d) hereof, and EMPLOYEE is entitled to but is no longer eligible for Employee Benefits because of such termination, EMPLOYEE shall be entitled to and COMPANY shall provide, to the extent provided in this Agreement, benefits substantially equivalent to the Employee Benefits to which EMPLOYEE is entitled and shall do so for the period during which he remains entitled to receive such Employee Benefits as provided in this Agreement. With respect to the continuation of such benefits, EMPLOYEE shall also be paid by COMPANY an amount which, after taxes on such amount, shall reimburse EMPLOYEE for any additional tax liabilities incurred by EMPLOYEE by reason of the receipt of such benefits after the termination of, rather than during the Term of, this Agreement, upon the assumption that the amount to which EMPLOYEE shall be so entitled shall be subject to the maximum combined Federal and state tax rate applicable to individuals in respect of such payments. Any such reimbursement by COMPANY shall be paid promptly, but in no event later than the end of the calendar year next following the calendar year in which EMPLOYEE remits the related taxes.

8. Supplemental Benefits.

(a) Retirement. COMPANY shall allow EMPLOYEE to be an eligible participant in COMPANY'S qualified and nonqualified retirement and deferred compensation plans applicable to employees of COMPANY as of the Effective Date.

(b) Life Insurance. During the Term and thereafter until the death of EMPLOYEE, COMPANY shall provide EMPLOYEE with life insurance which, when added to the coverage provided as part of his Employee Benefits, shall provide coverage at a minimum level equal to three (3) times his highest career annual salary at any time during his employment by COMPANY. To the extent that assignability for estate planning purposes is not already provided for in the underlying plans which relate to the foregoing coverages, all life insurance is to be assignable at the option of EMPLOYEE.

(c) Post-Retirement Benefits.

(i) During any period following EMPLOYEE'S retirement or termination from employment with COMPANY until the death of EMPLOYEE, EMPLOYEE shall be entitled to (I) medical benefits of a kind and as favorable as the medical benefits provided by COMPANY from time to time to other retirees who qualify for retiree medical coverage and (II) dental benefits of a kind and as favorable as the dental benefits provided by COMPANY from time to time to regular salaried employees. In the event COMPANY terminates its retiree medical plan or its dental plan for employees generally, EMPLOYEE shall continue to be entitled, until his death, to the same medical or dental benefits, as applicable, to which he was entitled immediately prior to the termination of the applicable plan.

(ii) During any period following EMPLOYEE's retirement or termination from employment with COMPANY, EMPLOYEE shall be entitled to continue to receive those perquisites provided to EMPLOYEE immediately prior to such termination, including without limitation personal tax, accounting and financial planning services (which shall cease upon the completion of the administration of EMPLOYEE'S estate and no later than the end of the third year following EMPLOYEE'S death), and all other perquisites then provided to EMPLOYEE (each of which shall cease upon EMPLOYEE'S death), at COMPANY'S expense.

(iii) Upon retirement, as set forth in the applicable awards, all of EMPLOYEE's unvested stock options and SARs will become fully vested immediately and exercisable. In addition, all of EMPLOYEE'S unvested restricted stock and restricted stock units will become fully vested immediately and all of EMPLOYEE'S unvested performance stock and other performance-based long-term incentive awards will become vested and payable in accordance with the terms of the applicable awards, at the times provided in such awards, as if EMPLOYEE continued to be employed by COMPANY.

(d) Spousal Benefits. EMPLOYEE's surviving spouse shall also be entitled, for the remainder of her life, to (i) medical benefits of a kind and as favorable as the medical benefits provided by COMPANY from time to time to other spouses of retirees who qualify for such coverage and (ii) dental benefits of a kind and as favorable as the dental benefits provided by COMPANY from time to time to spouses of regular salaried employees. In the event COMPANY terminates its retiree medical plan or its dental plan for employees generally, EMPLOYEE's spouse shall continue to be entitled, for the remainder of her life, to the same medical or dental benefits, as applicable, to which she was entitled immediately prior to the termination of the applicable plan.

(e) Legal Fees. COMPANY shall provide to or for EMPLOYEE all legal fees for services and costs excepting only for matters of a purely personal nature. COMPANY'S obligation pursuant to this Section 8(e) shall survive the Term and continue for EMPLOYEE's life, and, if later, until the complete disposition of all claims relating to EMPLOYEE's activities with respect to COMPANY.

(f) Section 409A Requirements. Notwithstanding the foregoing, the provision of any payment or benefit under Section 8(c), 8(d) or 8(e) hereof shall comply with the requirements of Treas. Reg. § 1.409A-3(i)(1)(iv) for reimbursement and in-kind benefit plans, to the extent applicable. For this purpose, (i) the amount of expenses eligible for reimbursement, or benefits provided, in one calendar year shall not affect the expenses eligible for reimbursement, or benefits to be provided, in any other calendar year, (ii) the reimbursement of any expense shall be made promptly, but in no event later than the last day of the calendar year next following the calendar year in which the expense was incurred, and (iii) the right to any reimbursement or benefit shall not be subject to liquidation or exchange for any other benefit.

9. Perquisites and Vacation. During his employment hereunder, EMPLOYEE shall continue to be entitled to the minimum perquisites to which he was entitled in accordance with the practice immediately prior to the Effective Date. Notwithstanding the foregoing, the provision of any payment or benefit under this Section 9 shall comply with the requirements of Treas. Reg. § 1.409A-3(i)(1)(iv) for reimbursement and in-kind benefit plans, to the extent applicable. For this purpose, (i) the amount of expenses eligible for reimbursement, or benefits provided, in one calendar year shall not affect the expenses eligible for reimbursement, or benefits to be provided, in any other calendar year, (ii) the reimbursement of any expense shall be made promptly, but in any event no later than the last day of the calendar year next following the calendar year in which the expense was incurred, and (iii) the right to any reimbursement or benefit shall not be subject to liquidation or exchange for any other benefit.

EMPLOYEE shall continue to be entitled to six (6) weeks paid vacation during each calendar year of employment, prorated for any period which is less than one (1) calendar year. Vacation time shall accrue during each calendar year, and, upon termination of EMPLOYEE's employment for any reason, in addition to any other rights granted to EMPLOYEE by this Agreement, EMPLOYEE shall be entitled to be paid an amount based upon his salary at the rate applicable immediately prior to such termination for any accrued but unused vacation time.

10. Long-Term Incentives.

(a) Restricted Stock. During his employment hereunder, EMPLOYEE shall be entitled to participate in COMPANY'S long-term incentive compensation programs, with any award to be related to the performance of COMPANY and determined at the discretion of the Board or its Compensation Committee.

(b) Stock Options. During his employment hereunder, EMPLOYEE shall be considered annually for the grant of stock options and/or SARs under then existing COMPANY stock option plans.

(c) Performance Plans. If, during EMPLOYEE'S employment hereunder, COMPANY adopts any other long-term incentive plans, EMPLOYEE shall be treated under each of those plans in a manner no less favorable than the treatment afforded other key executives of COMPANY.

11. Termination.

(a) Death. This Agreement shall terminate upon EMPLOYEE's death; provided however that (a) the following provisions of this Agreement shall remain applicable: Clause 8(b) Life Insurance; Clause 8(d) Spousal Benefits; and Section 13 Miscellaneous (except Clause (a)); (b) EMPLOYEE'S estate or other designated beneficiary, if any, shall be entitled to the rights and benefits as prescribed by applicable COMPANY plans and as prescribed by Section 8(b) hereof; and (c) the rights and benefits to which EMPLOYEE'S estate or other designated beneficiary shall be entitled upon his death, including a pro-rata portion of the bonus described in Section 5 above for the year of death (which shall be paid at the time provided under the terms of the applicable incentive plan), shall be payable to such person or persons as EMPLOYEE shall have directed in writing or, in the absence of a designation, to his estate.

(b) Disability. In the event that EMPLOYEE shall be unable, because of illness, injury or similar incapacity ("disability"), to perform his duties hereunder for an aggregate of six (6) months within any one eighteen (18) month period, EMPLOYEE'S employment hereunder may be terminated by written notice of termination from COMPANY to EMPLOYEE. In the event of a termination of employment pursuant to this Section 11(b), EMPLOYEE shall be entitled to receive the payment described in Section 11(c) hereof, at the time set forth therein, offset by the present value of the amount of any disability benefits to which EMPLOYEE is reasonably expected to become entitled under any COMPANY sponsored disability plan. In the event of a termination of employment pursuant to this Section 11(b), EMPLOYEE shall also be entitled, until his death, to the life insurance benefits enumerated in Section 8(b) hereof, and to the rights, including the rights to medical and dental benefits, enumerated under Section 8(c), subject to the conditions of Section 8(f).

(c) Termination by COMPANY. The Board shall have the right, at its election to be made in writing and delivered to EMPLOYEE not less than sixty (60) days prior to the effective date thereof, to terminate EMPLOYEE'S employment under this Agreement for any reason. In the event of a termination of employment pursuant to this Section 11(c), EMPLOYEE shall be entitled to three (3) times EMPLOYEE'S highest annual salary and bonus paid to EMPLOYEE at any time in respect of a single calendar year commencing with the calendar year January 1, 2000, and such amount shall be payable in an undiscounted lump sum not later than the fifteenth day of the third month following the end of the calendar year in which the termination of employment occurs.

EMPLOYEE shall also be entitled to the following:

(i) Medical, dental and welfare benefits included within the Employee Benefits where permissible under applicable plans, and, as provided in Section 7 hereof, the provision of substantially equivalent benefits where continuation of such benefits is impermissible under the applicable plans, subject to the conditions of Section 8(f);

(ii) The life insurance benefits provided in Section 8(b) hereof;

(iii) Existing perquisites and other rights specified under Clause 8(c), subject to the conditions of Section 8(f); and

(iv) Full and immediate vesting of EMPLOYEE'S restricted stock, stock options, stock appreciation rights and, to the extent provided for in the applicable plans and/or award agreements, additional vesting of any other then provided long-term incentive benefits. For purposes of determining the period in which EMPLOYEE must exercise any outstanding options or stock appreciation rights following his termination of employment, EMPLOYEE shall be treated as if he had retired on the date of such termination.

In the event of a termination of employment pursuant to this Section 11(c), EMPLOYEE shall have no duty to mitigate COMPANY'S obligations by seeking other employment or by becoming self-employed, and COMPANY shall have no right to offset against its obligations any consideration received by EMPLOYEE from any subsequent employment or subsequent self-employment.

(d) Constructive Termination. EMPLOYEE shall have the right, at his election to be made in writing and delivered to COMPANY within sixty (60) days after such event, to terminate his employment under this Agreement if a material breach of this Agreement by COMPANY occurs which COMPANY fails to cure within thirty (30) days after receipt of notice of such breach. In the event of a termination under this Section 11(d), EMPLOYEE shall be entitled to treat such termination as though it were a termination pursuant to Section 11(c) hereof. Notwithstanding the foregoing, COMPANY shall not be in material breach if EMPLOYEE'S duties and responsibilities are reduced solely by virtue of the fact that COMPANY is (or substantially all of its assets are) sold to, or combined with, another entity, provided that EMPLOYEE shall continue to have substantially the same executive duties with respect to COMPANY'S business as of the Effective Date and EMPLOYEE shall report directly to the board of directors of any entity (or individual) that acquires COMPANY or its assets.

(e) Termination of Employment; Retirement. For purposes of this Agreement, the date of EMPLOYEE's termination of employment or retirement shall be the date of EMPLOYEE's "separation from service" within the meaning of Section 409A and Treas. Reg. § 1.409A-1(i) (or successor provisions) and, for purposes of this Agreement, references to a "termination," "termination of employment" or like terms shall mean "separation from service." For this purpose, EMPLOYEE shall have a separation from service if he ceases to be an employee of COMPANY and all affiliates with whom COMPANY would be considered a single employer under Section 414(b) or 414(c) of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, for this purpose, EMPLOYEE shall have a separation from service if it is reasonably anticipated that no further services shall be performed by EMPLOYEE, or that the level of services EMPLOYEE shall perform shall permanently decrease to no more than 20 percent of the average level of services performed by EMPLOYEE over the immediately preceding 36-month period.

12. Change in Control.

COMPANY shall hold EMPLOYEE harmless against and shall insulate EMPLOYEE from all of the effects of any excise or other tax payable by EMPLOYEE under or as a result of Sections 280G and 4999 of the Internal Revenue Code of 1986 or comparable state law, or any successor thereto, by reason of a change in control. COMPANY'S obligation in this regard shall include a gross-up obligation, to hold EMPLOYEE harmless from and to insulate EMPLOYEE from all of the effects of any income and excise tax liability. Any such gross-up payment by COMPANY shall be paid promptly, but in no event later than the end of the calendar year next following the calendar year in which EMPLOYEE remits the related taxes.

13. Miscellaneous.

(a) Working Facilities. During his employment hereunder, EMPLOYEE shall continue to be furnished with office facilities and services at least substantially equivalent to those which have been provided him immediately prior to the date of execution of this Agreement.

(b) Waiver of Breach. If COMPANY breaches any provision of this Agreement, EMPLOYEE shall not be deemed under any circumstances to have waived any of his rights attributable to such breach unless he has specifically consented to such waiver in writing. Any such waiver by EMPLOYEE of a breach of any provision of this Agreement by COMPANY shall not operate or be construed as a waiver of any subsequent breach by COMPANY.

If EMPLOYEE breaches any provision of this Agreement, COMPANY shall not be deemed under any circumstances to have waived any of its rights attributable to such breach unless it has specifically consented to such waiver in writing. Any such waiver by COMPANY of a breach of any provision of this Agreement by EMPLOYEE shall not operate or be construed as a waiver of any subsequent breach by EMPLOYEE.

(c) Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered or certified mail (return receipt requested) to the following addresses: If to COMPANY, at 10889 Wilshire Boulevard,

Los Angeles, California 90024, Attention: General Counsel, with a copy to the Chairman of the Compensation Committee of the Board at the same address, or to such other address as COMPANY may from time to time in writing designate, and if to EMPLOYEE, at such address as he may from time to time in writing designate (or his business address of record in the absence of such designation). All notices shall be deemed to have been given two (2) business days after they have been deposited in the United States mail.

(d) Amendments. Any provision contained in this Agreement or in any renewal or extension hereof upon the same or different terms and conditions may be amended at any time or from time to time by mutual agreement of EMPLOYEE and COMPANY without the consent of any other person named or described in this Agreement as a beneficiary of any of its provisions.

(e) Assignment. During the Term, COMPANY shall not merge, consolidate or otherwise combine with any other entity unless COMPANY shall be the surviving corporation or the surviving corporation shall have assumed all COMPANY'S obligations under this Agreement. The obligations of COMPANY under this Agreement shall be binding upon the surviving corporation upon the merger, consolidation or combination of COMPANY with such corporation. This Agreement shall inure to the benefit of COMPANY and its successors and assigns and of EMPLOYEE and his heirs and personal representatives.

(f) Entire Agreement. This Agreement, together with the plans, programs, arrangements and agreements referred to herein, as they may be amended from time to time in accordance with their terms, constitutes the entire agreement between COMPANY and EMPLOYEE with respect to the subject matter hereof, amends and supersedes the Prior Agreement and, except as expressly provided herein, specifically does not affect those certain agreements identified on Exhibit A hereto. This Agreement may not be changed orally but only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

(g) Severability and Survival of Certain Provisions. The invalidity of any term of this Agreement shall not invalidate or otherwise affect any other term of this Agreement. The following provisions of this Agreement shall survive any expiration of the Term of the

Agreement: Section 7 Employee Benefits; Section 8 Supplemental Benefits; Section 11 and Section 13 Miscellaneous (except Clause (a)).

(h) Applicable Law.

(i) Subject to Section 13(j), this Agreement shall be governed by and construed under and in accordance with the laws of the State of California applicable to contracts made and to be wholly performed within the State of California, without regard to principles of conflicts of laws; and the laws of that state shall govern all of the rights, remedies, liabilities, powers and duties of the parties under this Agreement and of any arbitrator or arbitrators to whom any matter hereunder may be submitted for resolution by the parties hereto.

(ii) Subject to Section 13(j), any legal action or proceeding with respect to this Agreement shall be brought exclusively in the federal or state courts of the State of California, and by execution and delivery of this Agreement, EMPLOYEE and COMPANY irrevocably consent to the jurisdiction of those courts. EMPLOYEE and COMPANY irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which either may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement or any transaction related hereto. EMPLOYEE and COMPANY acknowledge and agree that any service of legal process by mail in the manner provided for notices under this Agreement constitutes proper legal service of process under applicable law in any action or proceeding under or in respect of this Agreement.

(i) Administration. The Board, or such committee of the Board as it may by resolution specifically designate, shall administer this Agreement on behalf of COMPANY and take any action and exercise any discretion required or permitted to be taken or exercised by COMPANY, pursuant to the provisions hereof.

(j) Arbitration. Any controversy or claim arising out of or relating to this Agreement and EMPLOYEE'S employment by COMPANY, including claims of wrongful discharge, discrimination, harassment and any injury to EMPLOYEE's physical, mental or economic interests shall be settled by binding arbitration in California, in accordance with the Employment Dispute Resolution rules of the JAMS/Endispute. The only disputes between

EMPLOYEE and COMPANY not covered by this Agreement are claims for unemployment insurance or workers compensation and claims for benefits under any employee benefit plan, which benefit claims shall be resolved pursuant to the claims procedures under the applicable plan. The demand for arbitration must be made within two years after the controversy or claim arises; failure to do so shall constitute an absolute bar to the institution of any such proceeding and shall forever constitute a waiver respecting any such controversy or claim. Any award pursuant to such arbitration shall be included in a written decision which shall state the legal and factual reasons upon which the award was based, including all the elements involved in the calculation of any award of damages. Any such award shall be deemed final and binding and may be entered and enforced in any state or federal court of competent jurisdiction. The arbitrator(s) shall interpret the Agreement in accordance with the laws of California. The arbitrator(s) shall be authorized to award reasonable attorneys' fees and other arbitration-related costs to the prevailing party.

(k) Indemnity and Insurance. In any situation where under applicable law the COMPANY has the power to indemnify EMPLOYEE in respect of any judgments, fines, settlements, loss, cost or expense (including attorneys' fees) of any nature related to or arising out of EMPLOYEE'S activities as an agent, employee, officer or director of COMPANY or in any other capacity on behalf of or at the request of COMPANY, COMPANY agrees that it will indemnify EMPLOYEE to the fullest extent permitted by applicable law, for EMPLOYEE's life, and, if later, until the complete disposition of all claims related to or arising out of such activities, including but not limited to making such findings and determinations and taking any and all such actions as COMPANY may, under applicable law, be permitted to have the discretion to take so as to effectuate such indemnification. COMPANY further agrees to furnish EMPLOYEE for the remainder of his life with Directors' and Officers' liability insurance insuring EMPLOYEE, against occurrences which occur during the term of this Agreement, such insurance to have policy limits aggregating not less than $100 million, and otherwise to be in substantially the same form and to contain substantially the same terms, conditions and exceptions as the liability insurance policies provided for officers and directors of COMPANY in force from time to time. The payment of any indemnity pursuant to this and any other applicable provision shall comply with the requirements of Treas. Reg. § 1.409A-3(i)(1)(iv) (or successor provisions), to the extent applicable. For this purpose, (i) the amount of expenses indemnified in one calendar year shall not affect the amount of expenses indemnified in any other year, (ii) payment of an indemnity shall be made promptly, but in any event no later than by the last day of the calendar year next following the calendar year in which the expense was incurred and (iii) the right to indemnification shall not be subject to liquidation or exchange for any other benefit.

(l) Section 409A Compliance.

(i) The intent of the parties is that payments and benefits under this Agreement comply with Section 409A and the regulations and guidance promulgated thereunder, to the extent applicable, and, accordingly, to the maximum extent permitted, this Agreement shall be administered and interpreted to be in compliance therewith, to the extent applicable.

(ii) In the event the EMPLOYEE is a specified employee (within the meaning of Section 409A and Treas. Reg. § 1.409A-1(i) (or successor provisions) and as determined pursuant to any rules adopted for such purposes by COMPANY) as of the date of retirement or termination, then with regard to any reimbursement or payment or the provision of any benefit under this Agreement (including, without limitation, Sections 7, 8, 11 and 12) that is considered deferred compensation under Section 409A payable on account of a "separation from service" (as distinguished from, for instance, at a specified time or fixed schedule as described under Treas. Reg. § 1.409A-3(a)(4) and -3(i)) and that is not exempt from Section 409A as involuntary separation pay or a short-term deferral (or otherwise), such reimbursement, payment or benefit shall be paid or provided at the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such "separation from service" of the Executive, and (ii) the date of Executive's death (the "Delay Period") (unless, in the case of any benefit subject to the Delay Period, COMPANY and EMPLOYEE agree that EMPLOYEE shall be charged for receiving such benefit during the Delay Period, at a fair market value price, in which case EMPLOYEE shall subsequently be reimbursed by COMPANY for such charge at the end of the Delay Period). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 13(l)(ii) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to EMPLOYEE in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(iii) Notwithstanding anything herein to the contrary, any amount that is subject to Section 409A and that would have been paid in 2008 under the Prior Agreement and Section 409A shall be paid by December 31, 2008. No amount that is subject to Section 409A shall be paid in 2008 under this Agreement that would not have been paid in 2008 under the Prior Agreement and Section 409A.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

OCCIDENTAL PETROLEUM CORPORATION

By: /s/ Martin Cozyn
Executive Vice President

/s/ Ray R. Irani
Dr. Ray R. Irani

Dr. Ray Irani

List of Special Agreements (Exhibit A)

- Indemnification Agreements, dated May 21, 1987 and August 22, 2002, between EMPLOYEE and COMPANY or any affiliates.
- Split-Dollar Life Insurance Agreement, dated October 31, 1994.

Other Agreements:

- Any and all applicable and current Stock Options, Restricted Stock, and Performance Stock Option Agreements, Plans, and letters.
- Any and all applicable and current Enrollment Agreements under Senior Executive Deferred Compensation Plans.
- Insurance Agreement under Senior Executive Survivor Benefit Plan, dated January 1, 1986.
- Elections pursuant to Occidental Petroleum Corporation Deferred Compensation Plan.

EXHIBIT D

EX-10.2 3 a08-27414_1ex10d2.htm CHAZEN EMPL. AG. EX-10.2

Exhibit 10.2

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Employment Agreement is made as of the 9th day of October, 2008 by and between Occidental Petroleum Corporation, a Delaware corporation (hereinafter referred to as "Employer"), and Stephen I. Chazen (hereinafter referred to as "Employee").

WITNESSETH

WHEREAS, Employee, since May 1, 1994, has served as an officer of Employer, most recently pursuant to an agreement between Employee and Employer dated January 13, 2005 (the "Prior Agreement") and is currently Employer's President and Chief Financial Officer, and also head of Corporate Development; and

WHEREAS, the parties now desire to amend the Prior Agreement in certain respects;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein, Employer and Employee hereby agree to continue Employee's employment upon the following terms and conditions:

1. Duties. Employee shall perform the duties of President and Chief Financial Officer, and also head of Corporate Development or shall serve in such other capacity and with such other duties for Employer as the Chief Executive Officer of Employer may direct. In performing such duties, Employee will comply with Employer's Code of Business Conduct and Corporate Policies, as the same may be amended from time to time.

2. Term of Employment. The term of employment shall be for a period of five (5) years, commencing on January 13, 2005, and ending midnight January 12, 2010, unless terminated prior thereto in accordance with the provisions of this Agreement, or unless extended by mutual agreement in accordance with Paragraph 8 hereof.

3. Compensation. For the services to be performed hereunder, Employee shall be compensated by Employer at the base pay rate of not less than eight hundred thousand dollars ($800,000) per annum, payable semi-monthly. The minimum salary hereunder shall be automatically adjusted to the level of any increase in annual compensation as the Employer may determine during the term of this Agreement. Salary increases may be paid, at the discretion of the Compensation Committee, in cash or common stock (or restricted stock units) of Employer, or a combination thereof.

4. Participation in Benefit and Executive Programs. Employee shall be eligible to participate in all benefit programs and under the same terms and conditions as are generally applicable to salaried employees and senior executives of Employer during the term of this Agreement. Employee will be entitled to one membership in a private club of his choosing paid for by Employer, provided that the Chief Executive Officer of Employer has approved the selection of the specific club. Employee shall also be eligible to participate in (i) Employer's 2001 Incentive Compensation Plan, (ii) Employer's 2005 Long-Term Incentive Plan and (iii) any other equity-based compensation plan maintained or created by Employer during the term of this Agreement (the "Equity-Based Compensation Plans"), as long as Employer continues such plans

during the term of this Agreement, and to receive awards or grants under such Plans at Employer's sole discretion. Employee also shall be entitled to participate in Employer's annual incentive plan for senior executives, as in effect from time to time. Bonus awards shall be paid in accordance with the terms of such plan. Employee shall be entitled to a total of six (6) weeks of paid vacation in each contract year.

During any period following Employee's retirement or termination from employment with Employer, Employee and his spouse shall be eligible to participate in the Occidental Petroleum Corporation Medical Care Plan.

5. Exclusivity of Services. Employee agrees to devote his full-time, exclusive services to Employer hereunder, except for such time as Employee may require in connection with his personal investments.

6. Termination.

(a) Voluntary Resignation. Employee may voluntarily resign, and such resignation shall not be deemed to be a breach of this Agreement, so long as Employer is provided at least sixty (60) days' notice of any resignation.

(b) Cause. Notwithstanding the term of this Agreement, Employer may discharge Employee and terminate this Agreement without severance or other pay upon thirty (30) days' written notice or pay in lieu of such notice for material cause, including without limitation, (i) failure to satisfactorily perform his duties or responsibilities hereunder or negligence in complying with Employer's legal obligations, (ii) refusal to carry out any lawful order of Employer, (iii) breach of any legal duty to Employer, (iv) breach of Paragraph 5 of the Agreement, or (v) conduct constituting moral turpitude or conviction of a crime which may diminish Employee's ability to effectively act on the Employer's behalf or with or on behalf of others. Employer shall give Employee notice of such cause and Employee shall have thirty (30) days to cure such breach.

(c) Death. In the event of Employee's death, Employer will provide the estate of Employee, a payment in addition to any other payment due and payable, equivalent to a pro-rata bonus for the year of death, at the time provided under the terms of the applicable incentive plan.

(d) Incapacity. If, during the term of this Agreement, Employee is incapacitated from performing the essential functions of his job pursuant to this Agreement by reason of illness, injury, or disability, Employer may terminate this Agreement by at least one week's written notice to Employee, but only in the event that such conditions shall aggregate not less than one-hundred eighty (180) days during any twelve (12) month period. In the event Employee shall (i) continue to be incapacitated subsequent to termination for incapacity pursuant to this Paragraph 6(d), and (ii) be a participant in and shall qualify for benefits under Employer's Long Term Disability Plan ("LTD"), then Employer will continue to compensate Employee, for so long as Employee remains eligible to receive LTD benefits, in an amount equal to the difference between sixty percent (60%) of Employer's annual compensation as set forth in

Paragraph 3 hereof and the maximum annual benefit under the LTD, payable monthly on a pro rated basis.

(e) Without Cause. Employer may at any time terminate the employment of Employee without cause or designate a termination for cause as a termination without cause, and in such event Employer shall, in lieu of continued employment, compensate Employee in an amount equal to two (2) times the sum of Employee's highest annual base salary and annual cash bonus target prior to Employee's termination of employment. Such amount shall be payable in equal monthly installments (less appropriate deductions for applicable taxes and the cost of any medical or dental coverage) over two (2) years, beginning with the first calendar month following the date of Employee's termination (the "Compensation Period").

In the event Employee dies during the Compensation Period, any remaining installment payments due will be paid in a lump sum to Employee's estate. Such amount shall be paid as soon as administratively feasible and in no event later than 90 days following the date of Employee's death.

In the event of Employee's termination without cause, Employee also shall be entitled to the following:

(i) During the Compensation Period, in addition to any right to additional or accelerated vesting under the terms of the applicable awards or Equity-Based Compensation Plan, Employee shall continue to vest in all stock options, stock appreciation rights, restricted stock and restricted stock units (other than performance-based awards described in the following paragraph) previously granted to Employee under the Equity-Based Compensation Plans, as if Employee had continued as a full-time employee of Employer. Employee shall continue to be eligible to exercise all stock options and stock appreciation rights that are or become exercisable during the Compensation Period, provided that no such awards may be exercised after the earlier of (I) the latest date on which the award could have expired pursuant to its terms and (II) ten (10) years after its original grant date.

Any performance-based long-term incentive award or portion of such an award that is not forfeited at the time of Employee's termination of employment shall be paid at the time and in the manner provided for under the terms of such award. In addition, Employee shall be entitled to cash payments with respect to any performance-based long-term incentive awards previously granted to Employee under the Equity-Based Compensation Plans that are forfeited at the time of Employee's termination but would have become vested had Employee remained continuously employed by Employer during the Compensation Period, based on Employer's actual achievement with respect to the applicable performance-based vesting criteria. Such payments with respect to such forfeited awards shall be equal in value to the amounts Employee would have received with respect to such awards, and shall be made at the time such awards would have been settled, had Employee remained employed by Employer during the Compensation Period.

(ii) Employee shall be entitled to the medical benefits provided above in Paragraph 4.

(iii) During the Compensation Period, Employee shall be entitled to continued coverage (at Employer's cost) under any general liability insurance policy maintained by Employer for the benefit of Employee at the time of Employee's termination of employment on the same terms and conditions as are applicable to senior executives of Employer generally.

(iv) During the Compensation Period, Employee and his spouse shall continue to be eligible to participate in Employer's dental plan, as in effect from time to time, at the active participant rate, but on an after-tax basis.

(v) Within 90 days following the end of each Payout Period (as defined below), Employee shall receive a lump sum payment equal to the aggregate employer-provided benefit Employee would have accrued during such Payout Period under the Occidental Petroleum Corporation Savings Plan (the "Savings Plan"), the Occidental Petroleum Corporation Retirement Plan and the Occidental Petroleum Corporation Supplemental Retirement Plan II (or any successor plan to any of the foregoing) assuming (I) Employee contributed the maximum elective contributions permissible under the Savings Plan and (II) a rate of compensation equal to the cash severance paid to Employee during such Payout Period pursuant to this Paragraph 6(e). In addition, within 90 days following the end of each Payout Period, Employee shall receive a lump sum payment equal to the value (as determined in good faith by Employer) of continued participation during such Payout Period in any employee benefit plans in which Employee is participating at the time of his termination not otherwise described above in this Paragraph 6(e) (but only to the extent such plans continue to be available to salaried employees and senior executives during such Payout Period), which payment shall be in lieu of such continued participation.

For purposes of this Paragraph 6(e)(v), a "Payout Period" shall mean the portion of each calendar year beginning or ending within the Compensation Period that falls within the Compensation Period. Each Payout Period shall end on December 31 of the calendar year, except that if the Compensation Period ends during a calendar year, the final Payout Period shall end on the last day of the Compensation Period.

Except as expressly provided above or under the terms of any plan, program, arrangement or agreement covering Employee, following Employee's termination of employment, Employee shall not be entitled to participate in any employee benefit plans or programs offered by Employer.

(f) Termination of Employment. For purposes of this Agreement, the date of Employee's termination of employment or retirement shall be the date of Employee's "separation from service" within the meaning of Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended (the "Code") and Treas. Reg. § 1.409A-1(i) (or successor provisions) and, for purposes of this Agreement, references to a "termination," "termination of employment" or like terms shall mean "separation from service." For this purpose, Employee shall have a separation from service if he ceases to be an employee of Employer and all affiliates with whom Employer would be considered a single employer under Section 414(b) or 414(c) of the Code. In addition, for this purpose, Employee shall have a separation from service if it is reasonably anticipated that no further services shall be performed by Employee, or that the level of services Employee shall perform shall permanently decrease to no more than 20 percent of the average level of services performed by Employee over the immediately preceding 36-month period.

7. Confidential Information. Employee agrees that he will not divulge to any person, nor use to the detriment of Employer or any of its affiliates or subsidiaries, nor use in any business or process of manufacture competitive with or similar to any business or process of manufacture of Employer or any of its affiliates or subsidiaries, at any time during employment by Employer or thereafter, any trade secrets or confidential information obtained during the course of his employment with Employer, without first obtaining the written permission of Employer.

Employee agrees that, at the time of leaving the employ of Employer, he will deliver to Employer, and not keep or deliver to anyone else, any and all credit cards, notes, notebooks, memoranda, documents and, in general, any and all material relating to Employer's business, including copies therefor, whether in paper or electronic format.

8. Modification. This Agreement and the related indemnification agreement between Employee and Employer, together with the plans, programs, arrangements and agreements in which Employee currently participates or is eligible or becomes eligible to participate, as they may be amended from time to time in accordance with their terms, contains all the terms and conditions agreed upon by the parties hereto, and no other agreements, oral or otherwise, regarding the subject matter of this Agreement shall be deemed to exist or bind either of the parties hereto. This Agreement cannot be modified except by a subsequent writing signed by both parties.

9. Prior Agreement. This Agreement supersedes and replaces any and all previous employment agreements between the parties.

10. Severability. If any provision of this Agreement is illegal and unenforceable in whole or in part, the remainder of this Agreement shall remain enforceable to the extent permitted by law.

11. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California. In the event that any ambiguity or questions of intent or interpretation arise, no presumption or binder of proof shall arise favoring or disfavoring the Employer by virtue of authorship of this Agreement and the terms and provisions of this Agreement shall be given their meaning under law.

12. Assignment. This Agreement shall be binding upon Employee, his heirs, executors and assigns and upon Employer, its successors and assigns.

13. Arbitration. In consideration for entering into this Agreement and for the position, compensation, benefits and other promises provided hereunder, the Employee and Employer agree to be bound by the arbitration provisions attached hereto as Attachment 1 and incorporated herein by this reference.

14. Section 409A Compliance.

(a) The intent of the parties is that payments and benefits under this Agreement comply with Section 409A and the regulations and guidance promulgated thereunder, to the extent applicable, and, accordingly, to the maximum extent permitted, this Agreement shall be administered and interpreted to be in compliance therewith, to the extent applicable.

(b) In the event Employee is a specified employee (within the meaning of Section 409A and Treas. Reg. § 1.409A-1(i) (or successor provisions) and as determined pursuant to any rules adopted for such purposes by Employer) as of the date of retirement or termination, then with regard to any reimbursement or payment or the provision of any benefit under this Agreement (including, without limitation, Paragraph 6) that is considered deferred compensation under Section 409A payable on account of a "separation from service" (as distinguished from, for instance, at a specified time or fixed schedule as described under Treas. Reg. § 1.409A-3(a)(4) and -3(i)) and that is not exempt from Section 409A as involuntary separation pay or a short-term deferral (or otherwise), such reimbursement, payment or benefit shall be paid or provided at the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such "separation from service" of Employee, and (ii) as soon as administratively feasible and in no event later than 90 days following the date of Employee's death (the "Delay Period") (unless, in the case of any benefit subject to the Delay Period, Employer and Employee agree that Employee shall be charged for receiving such benefit during the Delay Period, at a fair market value price, in which case Employee shall subsequently be reimbursed by Employer for such charge at the end of the Delay Period). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Paragraph 14(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Employee in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c) With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits (including, without limitation, Paragraphs 4 and 6(e)), the provision of such payment or benefit shall comply with the requirements of Treas. Reg. § 1.409A-3(i)(1)(iv) (or any successor provision) for reimbursement and in-kind benefit plans, to the extent applicable. For this purpose, (i) the amount of expenses eligible for reimbursement, or benefits provided, in one calendar year shall not affect the expenses eligible for reimbursement, or benefits to be provided, in any other calendar year, (ii) the reimbursement of any expense shall be made promptly, but in any event no later than the last day of the calendar year next following the calendar year in which the expense was incurred, and (iii) the right to any reimbursement or benefit shall not be subject to liquidation or exchange for any other benefit.

(d) Notwithstanding anything herein to the contrary, any amount that is subject to Section 409A and that would have been paid in 2008 under the Prior Agreement and Section 409A shall be paid by December 31, 2008. No amount that is subject to Section 409A shall be paid in 2008 under this Agreement that would not have been paid in 2008 under the Prior Agreement and Section 409A.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

OCCIDENTAL PETROLEUM CORPORATION

By: /s/ Ray R. Irani
Dr. Ray R. Irani
Chairman of the Board and Chief Executive Officer

EMPLOYEE:

/s/ Stephen I. Chazen
Stephen I. Chazen

EXHIBIT E

EX-10.3 4 a08-27414_1ex10d3.htm DE BRIER EMPL. AG. EX-10.3

Exhibit 10.3

AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

This Employment Agreement is made as of the 9th day of October, 2008 by and between Occidental Petroleum Corporation, a Delaware corporation (hereinafter referred to as "Employer"), and Donald P. de Brier (hereinafter referred to as "Employee").

WITNESSETH

WHEREAS, Employee has been rendering services to Employer, most recently pursuant to a written agreement between Employee and Employer dated May 22, 2008 (the "Prior Agreement"); and

WHEREAS, the parties now desire to amend the Prior Agreement in certain respects;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein, Employer and Employee hereby agree to continue Employee's employment upon the following terms and conditions:

1. Duties. Employee shall continue to perform the duties of Executive Vice President, General Counsel and Secretary, or shall serve in such other capacity and with such other duties for Employer or any of the subsidiaries of Employer or any corporation affiliated with Employer (any such subsidiary or affiliated corporation hereafter to be deemed Employer under this Agreement) as Employer may direct. In performing such duties, Employee will comply with Employer's Code of Business Conduct and Corporate Policies, as the same may be amended from time to time.

2. Term of Employment. The term of employment hereunder shall be for a period of five (5) years, commencing on June 1, 2008, and ending midnight May 31, 2013, unless terminated prior thereto in accordance with the provisions of this Agreement, or unless extended by mutual agreement in accordance with Paragraph 9 hereof.

3. Compensation. For the services to be performed hereunder, Employee shall be compensated by Employer at the base pay rate of not less than five hundred fifty-one thousand dollars ($551,000) per annum, payable semi-monthly. The minimum salary hereunder shall be automatically adjusted to the level of any increase in annual compensation as the Employer may determine during the term of this Agreement.

4. Participation in Benefit Programs. Employee shall be eligible to participate in all benefit programs and under the same terms and conditions as are generally applicable to salaried employees and senior executives of Employer during the term of his employment and as otherwise provided in this Agreement. These benefits include life insurance while employed which pays three (3) times base pay in the event of death. Employee will be entitled to one country club membership paid for by Employer provided that the Chief Executive Officer of Employer has prior approval on the selection of the specific club. Employee shall also be eligible to participate in (i) Employer's 2001 Incentive Compensation Plan, (ii) Employer's 2005 Long-Term Incentive Plan and (iii) any other equity-based compensation plan created by Employer during the term of this Agreement (the "Equity-Based Compensation Plans"), as long

as Employer continues the plans during the term of this Agreement, and to receive awards or grants under the plans at Employer's sole discretion. Employee also shall be entitled to participate in Employer's annual incentive plan for senior executives, as in effect from time to time. Bonus awards shall be paid in accordance with the terms of such plan.

5. Exclusivity of Services. Employee shall not render paid or unpaid services on a self-employed basis or to any other employer.

6. Vacation. Employee shall be entitled to a total of six (6) weeks vacation per calendar year. Employee agrees to follow Employer's relevant policies and procedures for scheduling and taking such vacations.

7. Termination.

a. *Cause*. Notwithstanding the term of this Agreement, Employer may discharge Employee and terminate this Agreement without severance or other pay for cause, including without limitation, (i) failure to satisfactorily perform his duties or responsibilities hereunder or negligence in complying with Employer's legal obligation, (ii) refusal to carry out any lawful order of Employer, (iii) breach of any legal duty to Employer, (iv) breach of Paragraph 5 of the Agreement, or (v) conduct constituting moral turpitude or conviction of a crime which may diminish Employee's ability to effectively act on the Employer's behalf or with or on behalf of others, or (vi) death. In the case of events (i) through (v) above, Employer shall give Employee notice of such cause and Employee shall have thirty (30) days to cure such breach.

b. *Incapacity*. If, during the term of this Agreement, Employee is incapacitated from performing the essential functions of his job pursuant to this Agreement by reason of illness, injury, or disability, Employer may terminate this Agreement by at least one week's written notice to Employee, but only in the event that such conditions shall aggregate not less than one-hundred eighty (180) days during any twelve (12) month period. In the event Employee shall (i) continue to be incapacitated subsequent to termination for incapacity pursuant to this Paragraph 7(b), and (ii) be a participant in and shall qualify for benefits under Employer's Long Term Disability Plan ("LTD"), then Employer will continue to compensate Employee, for so long as Employee remains eligible to receive LTD benefits, in an amount equal to the difference between sixty percent (60%) of Employer's annual compensation as set forth in Paragraph 3 hereof and the maximum annual benefit under the LTD, payable monthly on a pro rated basis.

c. *Without Cause*. Employer may at any time terminate the employment of Employee without cause or designate a termination for cause as a termination without cause, and in such event Employer shall, in lieu of continued employment, compensate Employee in an amount equal to two (2) times the sum of Employee's highest annual base salary and annual cash bonus target prior to Employee's termination of employment. Such amount shall be payable in equal monthly installments (less appropriate deductions for applicable taxes and the cost of any medical or dental coverage) over two (2) years, beginning with the first calendar month following the date of Employee's termination (the "Compensation Period").

In the event Employee dies during the Compensation Period, any remaining installment payments due will be paid in a lump sum to Employee's estate. Such amount shall be paid as soon as administratively feasible and in no event later than 90 days following the date of Employee's death.

In the event of Employee's termination without cause, Employee also shall be entitled to the following:

(i) During the Compensation Period, in addition to any right to additional or accelerated vesting under the terms of the applicable awards or Equity-Based Compensation Plan, Employee shall continue to vest in all stock options, stock appreciation rights, restricted stock and restricted stock units (other than performance-based awards described in the following paragraph) previously granted to Employee under the Equity-Based Compensation Plans, as if Employee had continued as a full-time employee of Employer. Employee shall continue to be eligible to exercise all stock options and stock appreciation rights that are or become exercisable during the Compensation Period, provided that no such awards may be exercised after the earlier of (I) the latest date on which the award could have expired pursuant to its terms and (II) ten (10) years after its original grant date.

Any performance-based long-term incentive award or portion of such an award that is not forfeited at the time of Employee's termination of employment shall be paid at the time and in the manner provided for under the terms of such award. In addition, Employee shall be entitled to cash payments with respect to any performance-based long-term incentive awards previously granted to Employee under the Equity-Based Compensation Plans that are forfeited at the time of Employee's termination but would have become vested had Employee remained continuously employed by Employer during the Compensation Period, based on Employer's actual achievement with respect to the applicable performance-based vesting criteria. Such payments with respect to such forfeited awards shall be equal in value to the amounts Employee would have received with respect to such awards, and shall be made at the time such awards would have been settled, had Employee remained employed by Employer during the Compensation Period.

(ii) Employee and his spouse shall be eligible to participate in Employer's medical plan, as in effect from time to time, on the same terms and conditions as are applicable to other retirees who qualify for retiree medical coverage. In the event Employer terminates its retiree medical plan for employees generally before the end of the Compensation Period, Employee and Employee's spouse shall be entitled, until the end of the Compensation Period, to the same medical benefits provided by Employer from time to time to its active employees generally.

(iii) During the Compensation Period, Employee shall be entitled to continued coverage (at Employer's cost) under any general liability insurance policy maintained by Employer for the benefit of Employee at the time of Employee's termination of employment on the same terms and conditions as are applicable to senior executives of Employer generally.

(iv) During the Compensation Period, Employee and his spouse shall continue to be eligible to participate in Employer's dental plan, as in effect from time to time, at the active participant rate, but on an after-tax basis.

(v) Within 90 days following the end of each Payout Period (as defined below), Employee shall receive a lump sum payment equal to the aggregate employer-provided benefit Employee would have accrued during such Payout Period under the Occidental Petroleum Corporation Savings Plan (the "Savings Plan"), the Occidental Petroleum Corporation Retirement Plan and the Occidental Petroleum Corporation Supplemental Retirement Plan II (or any successor plan to any of the foregoing) assuming (I) Employee contributed the maximum elective contributions permissible under the Savings Plan and (II) a rate of compensation equal to the cash severance paid to Employee during such Payout Period pursuant to this Paragraph 7(c). In addition, within 90 days following the end of each Payout Period, Employee shall receive a lump sum payment equal to the value (as determined in good faith by Employer) of continued participation during such Payout Period in any employee benefit plans in which Employee is participating at the time of his termination not otherwise described above in this Paragraph 7(c) (but only to the extent such plans continue to be available to salaried employees and senior executives during such Payout Period), which payment shall be in lieu of such continued participation.

For purposes of this Paragraph 7(c)(v), a "Payout Period" shall mean the portion of each calendar year beginning or ending within the Compensation Period that falls within the Compensation Period. Each Payout Period shall end on December 31 of the calendar year, except that if the Compensation Period ends during a calendar year, the final Payout Period shall end on the last day of the Compensation Period.

Except as expressly provided above or under the terms of any plan, program, arrangement or agreement covering Employee, following Employee's termination of employment, Employee shall not be entitled to participate in any employee benefit plans or programs offered by Employer.

During the Compensation Period, Employee shall not accept employment with, or act as a consultant for, or perform services for any person, firm or corporation directly or indirectly engaged in any business competitive with Employer without the prior written consent of Employer.

d. Termination of Employment. For purposes of this Agreement, the date of Employee's termination of employment or retirement shall be the date of Employee's "separation from service" within the meaning of Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended (the "Code") and Treas. Reg. § 1.409A-1(i) (or successor provisions) and, for purposes of this Agreement, references to a "termination," "termination of employment" or like terms shall mean "separation from service." For this purpose, Employee shall have a separation from service if he ceases to be an employee of Employer and all affiliates with whom Employer would be considered a single employer under Section 414(b) or 414(c) of the Code. In addition, for this purpose, Employee shall have a separation from service if it is reasonably anticipated that no further services shall be performed by Employee, or that the level of services Employee shall perform shall permanently decrease to no more than 20 percent of the average level of services performed by Employee over the immediately preceding 36-month period.

8. Confidential Information. Employee agrees that he will not divulge to any person, nor use to the detriment of Employer or any of its affiliates or subsidiaries, nor use in any business or process of manufacture competitive with or similar to any business or process of manufacture of Employer or any of its affiliates or subsidiaries, at any time during employment by Employer or thereafter, any trade secrets or confidential information obtained during the course of his employment with Employer, without first obtaining the written permission of Employer.

Employee agrees that, at the time of leaving the employ of Employer, he will deliver to Employer, and not keep or deliver to anyone else, any and all credit cards, notes, notebooks, memoranda, documents and, in general, any and all material relating to Employer's business, including copies therefor, whether in paper or electronic format.

9. Modification. This Agreement, together with the plans, programs, arrangements and agreements in which Employee currently participates or is eligible or becomes eligible to participate, as they may be amended from time to time in accordance with their terms, contains all the terms and conditions agreed upon by the parties hereto, and no other agreements, oral or otherwise, regarding the subject matter of this Agreement shall be deemed to exist or bind either of the parties hereto. This Agreement cannot be modified except by a subsequent writing signed by both parties.

10. Prior Agreement. This Agreement supersedes and replaces any and all previous agreements between the parties.

11. Severability. If any provision of this Agreement is illegal and unenforceable in whole or in part, the remainder of this Agreement shall remain enforceable to the extent permitted by law.

12. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California. In the event that any ambiguity or questions of intent or interpretation arise, no presumption or binder of proof shall arise favoring or disfavoring the Employer by virtue of authorship of this Agreement and the terms and provisions of this Agreement shall be given their meaning under law.

13. Assignment. This Agreement shall be binding upon Employee, his heirs, executors and assigns and upon Employer, its successors and assigns.

14. Arbitration. In consideration for entering into this Agreement and for the position, compensation, benefits and other promises provided hereunder, the Employee and Employer agree to be bound by the arbitration provisions attached hereto as Attachment 1 and incorporated herein by this reference.

15. Section 409A Compliance.

a. The intent of the parties is that payments and benefits under this Agreement comply with Section 409A and the regulations and guidance promulgated thereunder, to the extent applicable, and, accordingly, to the maximum extent permitted, this Agreement shall be administered and interpreted to be in compliance therewith, to the extent applicable.

b. In the event Employee is a specified employee (within the meaning of Section 409A and Treas. Reg. § 1.409A-1(i) (or successor provisions) and as determined pursuant to any rules adopted for such purposes by Employer) as of the date of retirement or termination, then with regard to any reimbursement or payment or the provision of any benefit under this Agreement (including, without limitation, Paragraph 7) that is considered deferred compensation under Section 409A payable on account of a "separation from service" (as distinguished from, for instance, at a specified time or fixed schedule as described under Treas. Reg. § 1.409A-3(a)(4) and -3(i)) and that is not exempt from Section 409A as involuntary separation pay or a short-term deferral (or otherwise), such reimbursement, payment or benefit shall be paid or provided at the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such "separation from service" of Employee, and (ii) as soon as administratively feasible and in no event later than 90 days following the date of Employee's death (the "Delay Period") (unless, in the case of any benefit subject to the Delay Period, Employer and Employee agree that Employee shall be charged for receiving such benefit during the Delay Period, at a fair market value price, in which case Employee shall subsequently be reimbursed by Employer for such charge at the end of the Delay Period). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Paragraph 15(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Employee in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

c. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits (including, without limitation, Paragraphs 4 and 7(c)), the provision of such payment or benefit shall comply with the requirements of Treas. Reg. § 1.409A-3(i)(1)(iv) (or any successor provision) for reimbursement and in-kind benefit plans, to the extent applicable. For this purpose, (i) the amount of expenses eligible for reimbursement, or benefits provided, in one calendar year shall not affect the expenses eligible for reimbursement, or benefits to be provided, in any other calendar year, (ii) the reimbursement of any expense shall be made promptly, but in any event no later than the last day of the calendar year next following the calendar year in which the expense was incurred, and (iii) the right to any reimbursement or benefit shall not be subject to liquidation or exchange for any other benefit.

d. Notwithstanding anything herein to the contrary, any amount that is subject to Section 409A and that would have been paid in 2008 under the Prior Agreement and Section 409A shall be paid by December 31, 2008. No amount that is subject to Section 409A shall be paid in 2008 under this Agreement that would not have been paid in 2008 under the Prior Agreement and Section 409A.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

OCCIDENTAL PETROLEUM CORPORATION

By: /s/ Martin Cozyn

By: /s/ Donald P. de Brier
Donald P. de Brier

Exhibit F



OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 21, 2009

VIA EXPRESS MAIL

Robert D. Morse

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal for 2010 Annual Meeting

Dear Mr. Morse:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2010 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

LSP:nv
Enclosure



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14B (CF)

Action: Publication of CF Staff Legal Bulletin

Date: September 15, 2004

Summary: This staff legal bulletin provides information for companies and shareholders regarding rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation, or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Office of Chief Counsel in the Division of Corporation Finance at (202) 942-2900.

A. What is the purpose of this bulletin?

On July 13, 2001, the Division of Corporation Finance published SLB No. 14 in order to:

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that arise commonly under rule 14a-8; and
- suggest ways in which both companies and shareholder proponents can facilitate our review of no-action requests.

SLB No. 14 addressed primarily those procedural matters that are common to companies and shareholder proponents and discussed some substantive matters that are of interest to companies and shareholder proponents alike.

On July 12, 2002, the Division of Corporation Finance published SLB No. 14A. SLB No. 14A clarified our position on shareholder proposals related to equity compensation plans.

The purpose of this bulletin is to clarify and update some of the guidance that is included in SLB No. 14 and to provide additional guidance on issues that arise commonly under rule 14a-8. Specifically, this bulletin contains our views regarding:

- the application of rule 14a-8(i)(3);
- common issues regarding a company's notice of defect(s) to a shareholder proponent under rule 14a-8(f);
- the application of the 80-day requirement in rule 14a-8(j);
- opinions of counsel under rule 14a-8(j)(2)(iii); and
- processing matters relating to the availability of submitted materials and the mailing and public availability of our responses.

This bulletin includes a discussion of rule 14a-9 and its interaction with the operation of rule 14a-8. This discussion applies to our review of rule 14a-8 no-action requests only; it does not apply to other contexts, such as our review of disclosure contained in proxy statement filings and additional soliciting materials that may be considered materially false or misleading under rule 14a-9.

The references to "we," "our," and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Exchange Act Release No. 34-40018 (May 21, 1998), which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm. You can find a copy of SLB No. 14 on the Commission's website at www.sec.gov/interps/legal/cfslb14.htm. You can find a copy of SLB No. 14A on the Commission's website at www.sec.gov/interps/legal/cfslb14a.htm.

B. Under rule 14a-8(i)(3), when will the staff grant requests to exclude either all or part of a proposal or supporting statement based on false or misleading statements?

1. Rule 14a-8(i)(3)

Question 9 in rule 14a-8 reads, "If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?" Thirteen bases are then listed as answers to Question 9. The third basis, which is cited as rule 14a-8(i)(3), provides:

> *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy materials.

It is important to note that rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole. Accordingly, companies have relied on rule 14a-8(i)(3) to exclude portions of the supporting statement, even if the balance of the proposal and the supporting statement may not be excluded. Companies have requested that the staff concur in the appropriateness of excluding statements in reliance on rule 14a-8(i)(3) for a number of reasons, including the following:

- *Vagueness* — Companies have argued that the proposal may be excluded in its entirety if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

- *Impugning Statements* — Companies have argued that they may exclude statements in a supporting statement because they fall within Note (b) to rule 14a-9, which states that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is an example of "what, depending upon particular facts and circumstances, may be misleading within the meaning of [rule 14a-9]."
- *Irrelevant Statements* — Companies have argued that they may exclude statements in a supporting statement because they are irrelevant to the subject matter of the proposal being presented. It is argued that it is appropriate to exclude these statements because they mislead shareholders by making unclear the nature of the matter on which they are being asked to vote.
- *Opinions Presented as Fact* — Companies have argued that they may exclude statements in a supporting statement because they are presented as fact when they are the opinion of the shareholder proponent. It is argued that it is appropriate to exclude these statements because they are contrary to rule 14a-9 in that they may mislead shareholders into believing that the statements are fact and not opinion.
- *Statements Without Factual Support* — Companies have argued that they may exclude statements in a supporting statement because they are presented as fact, but do not cite to a source that proves that statement. It is argued that it is appropriate to exclude these statements because they are contrary to rule 14a-9 in that they may be false and misleading and should be accompanied by a citation to permit shareholders to assess the context in which the source presented the information.

As we noted in SLB No. 14, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding asserted deficiencies in terms of clarity, relevance, or accuracy in proposals and supporting statements.

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

3. The need to clarify our views under rule 14a-8(i)(3)

Unfortunately, our discussion of rule 14a-8(i)(3) in SLB No. 14 has caused the process for company objections and the staff's consideration of those objections to evolve well beyond its original intent. The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety. Our consideration of those requests requires the staff to devote significant resources to editing the specific wording of proposals and, especially, supporting statements. During the last proxy season, nearly half the no-action requests we received asserted that the proposal or supporting statement was wholly or partially excludable under rule 14a-8(i)(3).

We believe that the staff's process of becoming involved in evaluating wording changes to proposals and/or supporting statements has evolved well beyond its original intent and resulted in an inappropriate extension of rule 14a-8(i)(3). In addition, we believe the process is neither appropriate under nor consistent with rule 14a-8(l)(2), which reads, "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." Finally, we believe that current practice is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8.

4. Clarification of our views regarding the application of rule 14a-8 (i)(3)

Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;
- the company demonstrates objectively that a factual statement is materially false or misleading;
- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and
- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits *materially* false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading.

C. What are common issues regarding companies' notices of defect(s)?

1. How should companies draft notices of defect(s)?

We put forth the following guidance in SLB No. 14 for companies to consider when drafting letters to notify shareholder proponents of eligibility or procedural defects:

- provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s);
- although not required, consider including a copy of rule 14a-8 with the notice of defect(s);
- explicitly state that the shareholder proponent must transmit his or her response to the company's notice within 14 calendar days of receiving the notice of defect(s); and
- send the notification by a means that allows the company to determine when the shareholder proponent received the letter.

We believe that this guidance continues to be of significant benefit to companies, and we urge all companies to consider it when drafting notices of defect(s) under rule 14a-8.

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership?

Yes. If the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8. The company should use language that tracks rule 14a-8(b), which states that the shareholder proponent "must" prove its eligibility by submitting:

- the shareholder proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

We have expressed the view consistently that a company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

- address the specific requirements of that rule in the notice; or
- attach a copy of rule 14a-8(b) to the notice.

D. What are the consequences if the staff denies a company's request for a waiver of rule 14a-8(j)'s 80-day requirement? Will the company have to wait 80 days to file its definitive proxy materials?

No, the company is not required to wait 80 days to file its definitive proxy materials. Rule 14a-8(j) provides that if the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) also requires the company to simultaneously provide the shareholder proponent with a copy of its submission. The staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy if the company demonstrates "good cause" for missing the deadline. In that instance, the failure to comply with rule 14a-8(j) would not require the company to delay its filing date until the expiration of 80 days from the date that it submits its no-action request. The most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed.

There are instances in which the staff will not agree that a company has demonstrated good cause for failing to make its rule 14a-8 submission at least 80 days before the intended filing of its definitive proxy materials. In those instances, we generally will consider the bases upon which the company intends to exclude a proposal, as we believe that is an appropriate exercise of our responsibilities under rule 14a-8. When we advise such a company and the shareholder proponent of our views regarding the application of rule 14a-8 to the proposal, we also will advise them of our view that the company has not followed the appropriate procedure under rule 14a-8. As noted above, our response in that situation would not require the company to wait to file its proxy materials until 80 days after its rule 14a-8 submission. Companies that have not demonstrated good cause for failing to make a timely rule 14a-8 submission should be aware that, despite our expression of a view with regard to the application of the eligibility or substantive requirements of rule 14a-8 to a proposal, the filing of their definitive proxy materials before the expiration of the 80-day time period in that situation may not be in accordance with the procedural requirements of rule 14a-8. Further, companies should note that, in issuing such a response, we are making no determination as to the appropriateness of filing definitive proxy materials less than 80 days after the date of the rule 14a-8(j) submission.

We will consider the timeliness of a rule 14a-8 no-action request in determining whether to respond. We reserve the right to decline to respond to rule 14a-8 no-action requests if the company does not comply with the time frame in rule 14a-8(j).

E. When should companies and shareholder proponents provide a supporting opinion of counsel and what should counsel to companies and shareholder proponents consider in drafting such an opinion?

Rule 14a-8(i)(1) and rule 14a-8(i)(2) permit the company to exclude a proposal if it meets its burden of demonstrating that the proposal is improper under state law or that the proposal, if implemented, would cause the company to violate any state, federal, or foreign law to which it is subject. Rule 14a-8(i)(6) permits the company to exclude a proposal if it meets its burden of demonstrating that the company would lack the power or authority to implement the proposal. Rule 14a-8(j)(2)(iii) requires the company to provide the Commission with a supporting opinion of counsel when the asserted reasons for exclusion are based on matters of state or foreign law. In submitting such an opinion of counsel, the company and its counsel should consider whether the law underlying the opinion of counsel is unsettled or unresolved and, whenever possible, the opinion of counsel should cite relevant legislative authority or judicial precedents regarding the opinion of counsel.

Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement. If a company asserts either of these bases for exclusion in its rule 14a-8 submission, it expedites the staff's review and often assists the company in meeting its burden of demonstrating that it may exclude the proposal when the company provides a copy of the relevant contract, cites specific provisions of the contract that would be violated, and explains how implementation of the proposal would cause the company to breach its obligations under that contract. The submission also should provide a supporting opinion of counsel or indicate that the arguments advanced under state or foreign law constitute the opinion of counsel.

In analyzing an opinion of counsel that is submitted under rule 14a-8(j)(2)(iii), we consider whether counsel is licensed to practice law in the jurisdiction where the law is at issue. We also consider the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal. Shareholder proponents who wish to contest a company's reliance on an opinion of counsel as to matters of state or foreign law may, but are not required to, submit an opinion of counsel supporting their position.

F. What should companies and shareholder proponents know about how we process no-action requests?

1. Availability of materials provided to us

Commission rule 82, which can be found at 17 CFR § 200.82, reads as follows (citations are omitted):

> Materials filed with the Commission pursuant to rule 14a-8(d) under the Securities Exchange Act of 1934 [the predecessor of current rule 14a-8(j)], written communications related thereto received from any person, and each related no-action letter or other written communication issued by the staff of the Commission, shall be made available to any person upon request for inspection or copying.

In adopting rule 82, the Commission stated, "all materials required to be filed with the Commission pursuant to proxy rule 14a-8[j] will be considered public records of the Commission. [Rule 82] also provides for the public availability of written communications related to the materials filed pursuant to rule 14a-8[(j)] which may be voluntarily submitted by shareholder-proponents or other persons." See Exchange Act Release No. 9785 (September 22, 1972). As such, when a company submits a no-action request, we forward a copy of the request to the Commission's Public Reference Room immediately.

In order to ensure that the staff's process is fair to all parties, we base our determinations on the written materials provided to us. While we will respond to telephone questions from the company or the shareholder proponent regarding the status of a request, we do not discuss the substantive nature of any specific no-action request with either the company or the shareholder proponent. Therefore, we request that any additional information that the company or the shareholder proponent would like to provide be submitted to us and the other party in writing.

2. Availability of responses

After we have completed our review of a no-action request, we generally send our response to the request by mail to both the shareholder proponent who submitted the proposal and the company that submitted the request. In addition, we forward a copy of our response, along with the relevant correspondence, to the Commission's Public Reference Room at the time that we issue the response. Commercial databases that check the Public Reference Room routinely for new no-action responses issued by the Division often upload the responses to their systems. As a result, the company or the shareholder proponent often may find our response in the Public Reference Room or on a commercial database prior to their receipt of that response.

3. Facilitating prompt, consistent delivery of responses to companies and shareholder proponents

During the highest volume periods of the rule 14a-8 season, the mailing of our no-action responses may be delayed and the company and the shareholder proponent may not receive the copies that are sent by mail immediately after the issuance of our no-action response. As such, we may fax copies of our responses in order to ensure that shareholder proponents and companies are given timely responses and to avoid prejudicing either party unnecessarily in resolving disputes that may arise in connection with the rule 14a-8 no-action requests. When we have a fax number for both the company and the shareholder proponent, we will fax our response to each if we are unable to mail the response promptly; when we have a fax number for the company but not for the shareholder proponent, we will fax the response to the company where the company agrees to forward promptly our response to the shareholder proponent. It is important to note that the practice of faxing copies of our no-action responses is a courtesy and is not required by Commission rules.

In order to facilitate the prompt delivery of our responses by providing us as much contact information regarding the shareholder proponent as possible, companies should provide us with all relevant correspondence when submitting a no-action request. In this regard, our review is facilitated best when a company's correspondence with us includes the shareholder proposal, any cover letter that the shareholder proponent provided with the proposal, the shareholder's address and fax number, and any other correspondence the company has exchanged with the shareholder relating to the proposal.

G. Conclusion

We hope that this bulletin, along with SLB No. 14 and SLB No. 14A, helps you gain a better understanding of rule 14a-8, the no-action request process, and our views on some significant issues and questions that arise commonly during our review of rule 14a-8 no-action requests. We believe that these bulletins contain information that will assist in the efficient operation of the rule 14a-8 process for both companies and shareholders.

http://www.sec.gov/interps/legal/cfslb14b.htm